NAME OF REGISTRANT
Franklin Custodian Funds
File No. 811-00537

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From the February 20, 2014 supplement to the Registrant's prospectus:

III. For the Franklin Income Fund, the "Fund Summary - Principal Investment Strategies" the second and third paragraphs beginning on page 18 are revised with the following:

The Fund may invest up to 15% of its net assets in equity-linked notes, which are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks (underlying securities)) and a related equity derivative, such as a put or call option, in a single note form.

The Fund's investment manager searches for undervalued or out-of-favor securities it believes offer opportunities for income today and significant growth tomorrow. It generally performs independent analysis of the debt securities being considered for the Fund's portfolio, rather than relying principally on the ratings assigned by rating organizations. In analyzing both debt and equity securities, the investment manager considers a variety of factors, including:

- a security's relative value based on such factors as anticipated cash flow, interest or dividend coverage, asset coverage, and earnings prospects;
- the experience and strength of the company's management;
- the company's changing financial condition and market recognition of the change;
- the company's sensitivity to changes in interest rates and business conditions; and
- the company's debt maturity schedules and borrowing requirements.